UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ceetop, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

150818012
(CUSIP Number)

Tingfa Lou
143 Hao, Muchengcun, Suxizhen
Yiwu, Zhejiang, China 322000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 20, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 150818012

1	NAMES OF REPORTING PERSONS: Tingfa Lou

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CHINA

	7	SOLE VOTING POWER:

NUMBER OF		3,000,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,000,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000,000 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.33%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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Item 1.      Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Ceetop, Inc., an Oregon corporation (the “Issuer”). The principal executive offices of the Issuer are located at A2803, Lianhe Guangchang, 5022 Binhe Dadao, Futian District, Shenzhen, China.

Item 2.      Identity and Background.

This Schedule 13D is being filed on behalf of Tingfa Lou (the “Reporting Person”) with an address at 143 Hao, Muchengcun, Suxizhen,Yiwu，Zhejiang, China.  The present principle occupation of the Reporting Person is trading of auto parts.  The Reporting Person is a resident of China.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 3,000,000 shares of Common Stock of the Issuer in exchange for $480,000 pursuant to a Stock Purchase Agreement between the Issuer and the Reporting person which closed on February 20, 2014 (the “Agreement”).

Item 4.      Purpose of Transaction.

The transactions contemplated by the Agreement closed on February 20, 2014.  Pursuant to the terms and conditions of the Agreement, Reporting Person acquired 3,000,000 shares of Common Stock of the Issuer.  There are no material relationships between the Issuer or its affiliates and the Reporting Person, other than the Reporting Person acquiring the shares of Common Stock of the Issuer in connection with the Agreement.

The Reporting Person has no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

 Item 5.      Interest in Securities of the Issuer.

(a)      The Reporting Person owns 3,000,000 shares of Common Stock of the Issuer (constituting 7.33% of the Issuer’s issued and outstanding common stock), acquired on February 20, 2014 pursuant to the Agreement.

(b)      The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the 3,000,000 shares of Common Stock of the Issuer of the Issuer that the Reporting Person owns.

(c)      Transactions in the securities effected during the past sixty days: None, other than the transaction described in Item 4 of this Schedule 13D.

(d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)      The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

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Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Agreement described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.      Material to Be Filed as Exhibits.

Exhibit A       Stock Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2014	Tingfa Lou
/s/ Tingfa Lou

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EXHIBIT A

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is effective as of December 28, 2013, by and among, Ceetop Inc. (collectively referred to as the “Company) and the investors set forth on the signature page hereto (collectively referred to as the “Purchaser”).

AGREEMENT

It is agreed as follows:

1.           PURCHASE AND SALE OF SHARES.

  1.1           Sale and Purchase of Securities. In reliance upon the representations and warranties contained herein and subject to the terms and conditions set forth herein, the Company shall sell to the Purchaser an aggregate of 40,000,000 shares of Common Stock of the Company with standard restrictive legend (the “Shares”) for an aggregate purchase price of US$6,400,000 (the “Purchase Price”).

2.           THE CLOSING.

  2.1           Date and Time.  Subject to all of the terms and conditions set forth in this Agreement being satisfied, the closing of the sale of Shares contemplated by this Agreement (the “Closing”) shall take place at the Company’s offices.  The Purchaser shall deliver a check or wire transfer pursuant to the instructions to be provided by the Company, in the amount of the Purchase Price allocated to each Purchaser as set forth on Schedule A annexed hereto.  At the Closing, the Company will deliver to the Purchaser the certificates representing the Shares purchased by the Purchaser against payment of such Purchaser’s portion of the Purchase Price.

3.           REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

As a material inducement to the Purchaser to enter into this Agreement and to acquire the Shares, the Company represents and warrants that the following statements are true and correct in all material respects, except as expressly qualified or modified herein.

3.1         Validity of Transactions.  This Agreement, and each document executed and delivered by the Company in connection with the transactions contemplated by this Agreement, have been duly authorized, executed and delivered by the Company and is each the valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency reorganization and moratorium laws and other laws affecting enforcement of creditor’s rights generally and by general principles of equity.

3.2         Valid Issuance of Shares. The Shares that are being sold to the Purchaser hereunder are duly and validly issued, fully paid and nonassessable and free of restrictions on transfer, other than restrictions on transfer under this Agreement and under applicable federal and state securities laws, and will be free of all other liens and adverse claims.

  3.3         Securities Law Compliance.  Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 4 of this Agreement, the offer, sale and delivery of the Shares will constitute an exempted transaction under the Securities Act of 1933, as amended and now in effect (“Securities Act”), and registration of the Shares under the Securities Act is not required.

4.           REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

Each Purchaser hereby represents, warrants, and covenants with the Company as follows:

  4.1           Legal Power.  The Purchaser has the requisite power to enter into this Agreement, to purchase the Shares hereunder, and to carry out and perform its obligations under the terms of this Agreement.

  4.2           Due Execution.  This Agreement has been duly executed and delivered by Purchaser, and, upon due execution and delivery by the Company, this Agreement will be a valid and binding agreement of the Purchaser.

  4.3           Receipt of Restricted Securities.  The Purchaser has been advised that the Shares have not been registered under the Securities Act or any other applicable securities laws and that the Shares are being offered and sold pursuant to Section 4(1) of the Securities Act, and that the Company’s reliance upon Section 4(1) of the Securities Act is predicated in part on the Purchaser’s representations as contained herein.

  4.3.1           The Purchaser acknowledges that the Shares have not been registered under the Securities Act or the securities laws of any state and are being offered, and will be sold, pursuant to applicable exemptions from such registration for nonpublic offerings and will be sold as “restricted securities” as defined by Rule 144 promulgated pursuant to the Securities Act.  The Shares may not be resold in the absence of an effective registration thereof under the Securities Act and applicable state securities laws unless, in the opinion of the Company’s counsel, an applicable exemption from registration is available.

  4.3.2           The Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution, as that term is used in Section 2(11) of the Securities Act, in a manner which would require registration under the Securities Act or any state securities laws.

  4.4           Regulation S. The Purchaser:

i)	is not a "U.S. Person" as defined in Regulation S; and specifically the Purchaser is not:

A.	a natural person resident in the United States of America, including its territories and possessions ("United States");

B.	a partnership or corporation organized or incorporated under the laws of the United States;

C.	an estate of which any executor or administrator is a U.S. Person;

D.	a trust of which any trustee is a U.S. Person;

E.	an agency or branch of a foreign entity located in the United States;

F.	a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person;

G.	a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

H.
a partnership or corporation: (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Act) who are not natural persons, estates or trusts.

And, in addition:

I.	the Purchaser was not offered the Shares in the United States;

J.	at the time the buy-order for the Shares was originated, the Purchaser was outside the United States; and

K.
the Purchaser is purchasing the Shares for its own account and not on behalf of any U.S. Person (as defined in Regulation S) and a sale of the Shares has not been pre-arranged with a purchaser in the United States.

  4.4.1           The Purchaser understands and acknowledges that the Shares will bear the following legend:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE.  THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION THEREOF UNDER THE SECURITIES ACT OF 1933 AND/OR THE SECURITIES ACT OF ANY STATE HAVING JURISDICTION OR AN OPINION OF COUNSEL ACCEPTABLE TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR ACTS.

          4.4.2           The Purchaser acknowledges that an investment in the Shares is not liquid and is transferable only under limited conditions.  The Purchaser acknowledges that such securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.  The Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions and that such Rule is not now available and, in the future, may not become available for resale of the Shares.

      4.5           Purchaser Sophistication and Ability to Bear Risk of Loss.  The Purchaser acknowledges that it is able to protect its interests in connection with the acquisition of the Shares and can bear the economic risk of investment in such securities without producing a material adverse change in the Purchaser’s financial condition.  The Purchaser otherwise has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

      4.6           Purchases by Groups.  The Purchaser represents, warrants, and covenants that he is not acquiring the Shares as part of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

5.           MISCELLANEOUS.

  5.1           Governing Law and Venue.  This Agreement shall be governed by and construed under the laws of the State of --------.  Venue for any legal action or dispute shall be the ---------, State of ---------.

  5.2           Successors and Assigns.  Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

  5.3           Entire Agreement.  This Agreement and the Exhibits hereto and thereto, and the other documents delivered pursuant hereto and thereto, constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants, or agreements except as specifically set forth herein or therein.  Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

  5.4           Severability.  In case any provision of this Agreement shall be invalid, illegal, or unenforceable, it shall to the extent practicable, be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

  5.5           Amendment and Waiver.  Except as otherwise provided herein, any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section shall be binding upon each future holder of any security purchased under this Agreement (including securities into which such securities have been converted) and the Company.

  5.6           Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be effective when delivered personally, or sent by telex or telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or when received by the addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested).

  5.7           Faxes and Counterparts.  This Agreement may be executed in one or more counterparts.  Delivery of an executed counterpart of the Agreement or any exhibit attached hereto by facsimile transmission shall be equally as effective as delivery of an executed hard copy of the same.  Any party delivering an executed counterpart of this Agreement or any exhibit attached hereto by facsimile transmission shall also deliver an executed hard copy of the same, but the failure by such party to deliver such executed hard copy shall not affect the validity, enforceability or binding nature effect of this Agreement or such exhibit.

  5.8           Titles and Subtitles.  The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

CEETOP INC.
By: Weiliang Liu Title: Chairman, CEO

PURCHASER SIGNATURE PAGE FOLLOWS